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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R OHH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Prudential plc announces that FMR Corp and Fidelity International Limited have notified that their holding in Prudential plc has increased from 3.09% to 4.01%.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 September 2002
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ JOHN PRICE John Price Deputy Group Secretary

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10—Notification of Major Interests in Shares

  Holding in Prudential plc.

1.
Name of shareholder having a major interest:

  FMR Corp and Fidelity International Limited

2.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

  Non beneficial interest. FMR Corp and Fidelity International Limited holds all shares attributed to it solely for investment purposes.

3.
Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

  Various

4.
Number of shares/amount of stock acquired:

  See additional information

5.
Percentage of issued class:

  See additional information

6.
Number of shares/amount of stock disposed:

  N/A

7.
Percentage of issued class:

  N/A

8.
Class of security:

  Shares of 5p each

9.
Date of transaction:

  Not known

10.
Date company informed:

  23 September 2002

11.
Total holding following this notification:

  80,155,271

12.
Total percentage holding of issued class following this notification:

  4.01%

  Additional information:

  Fidelity Investment notified us on 23 September 2002 that it has a non beneficial interest of 4.01% in the capital of Prudential plc.

Contact name for Enquiries
Jennie Webb
0207 548 6027

Company official responsible for making notification
John Price, Deputy Group Secretary
020 7548 3805

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SIGNATURES
PRUDENTIAL PLC ANNOUNCEMENT
  Schedule 10—Notification of Major Interests in Shares